MarketWatch.com, Inc.
825 Battery Street
San Francisco, California    94111

December 23, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1933, we are transmitting herewith the attached Form 425.

Sincerely,

MarketWatch.com, Inc.

Tracy Hudson
Assistant to the CFO